Extreme Packet Devices Inc. Stock Option Grant Confirmation Letter

_______, 200_


[Optionee]
[Address]



Dear ______:


       Re: Extreme Packet Devices Inc. 1999 Stock Option Plan (the "Plan")

This will confirm that an option (the "Option") to purchase common shares (the "Shares") of Extreme Packet Devices Inc. (the "Company") has been granted to you pursuant to the Plan as follows:

Date of Grant:                    _____________
Number of Shares:                 ______              ("Option Shares")
Price per Share:                  CDN$__.__           ("Option Price")
Vesting:                          As set forth in the Plan
Expiry Date of Option:            As set forth in the Plan


Unless otherwise expressly stated herein, the Option is subject to the terms and conditions set forth in the Plan, as same may be amended or replaced from time to time, and in addition shall be subject to the terms and conditions hereinafter set forth.

By signing and returning to the Company the enclosed duplicate copy of this letter, you become eligible to participate in the Plan and you acknowledge and agree to be bound by the terms and conditions as set out both in the Plan and in this letter (collectively, the "Stock Option Agreement").


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You agree that all of your  obligations  hereunder  shall be  binding  upon your administrators, successors and assigns. This Stock Option Agreement shall be governed by, construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

Should you have any questions or concerns regarding tax or legal issues of this plan, we suggest you consult your legal or tax advisor.

Kindly acknowledge receipt of this letter, as well as a copy of the attached Plan, by signing a counterpart of this letter and returning the same to me.


Yours very truly,


Bruce Gregory
President & CEO